Securities and Exchange Commission

Washington, D.C., 20549

Form 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the calendar year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION 401(k) PROFIT SHARING PLAN
(FORMERLY KNOWN AS
SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
CASH OR DEFERRED ARRANGEMENT)

(Full Title of Plan)

Science Applications International Corporation

10260 Campus Point Drive, San Diego, California 92121

(Name of issuer of the securities held pursuant to

the Plan and the address of its principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Science Applications International Corporation Retirement Plans Committee duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION 401(k) PROFIT SHARING PLAN

DATE: June 25, 2004	/s/ JOHN H. WARNER, JR.

John H. Warner, Jr.
Corporate Executive Vice President and Chief Administrative Officer
SCIENCE APPLICATIONS INTERNATIONAL
CORPORATION RETIREMENT PLANS COMMITTEE

Science Applications International Corporation 401(k) Profit Sharing Plan (formerly Science Applications International Corporation Cash or Deferred Arrangement)

Financial Statements for the Years Ended December 31, 2003 and 2002, Supplemental Schedule as of December 31, 2003 and Report of Independent Registered Public Accounting Firm

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEARS THEN ENDED:

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003:

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

NOTE:

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Plans Committee and Participants of the Science Applications International Corporation 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Science Applications International Corporation 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits of the Plan for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California

June 10, 2004

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS

INVESTMENTS—At fair value:
Mutual funds	$1,713,108,000	$917,333,000
SAIC Class A common stock	764,774,000	665,970,000
Participant loans	44,708,000	31,379,000

Total investments	2,522,590,000	1,614,682,000

RECEIVABLES:
Company contributions	8,970,000	560,000

TOTAL ASSETS	2,531,560,000	1,615,242,000

LIABILITIES

Accrued plan expenses	126,000	28,000

NET ASSETS AVAILABLE FOR BENEFITS	$2,531,434,000	$1,615,214,000

The accompanying notes are an integral part of these financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS

INVESTMENT INCOME (LOSS):
Net appreciation (depreciation) in fair value of investments	$273,750,000	$(241,523,000)
Interest and dividends	25,060,000	21,671,000

Net investment income (loss)	298,810,000	(219,852,000)

Contributions:
Participant	162,184,000	137,272,000
Employer	36,494,000	25,868,000

Total contributions	198,678,000	163,140,000

Net additions (reductions)	497,488,000	(56,712,000)

DEDUCTIONS

Distributions to participants	97,483,000	105,176,000
Plan expenses	248,000	113,000

Total deductions	97,731,000	105,289,000

NET INCREASE (DECREASE) BEFORE PLAN TRANSFERS	399,757,000	(162,001,000)

TRANSFERS FROM OTHER PLANS	516,463,000	—

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	1,615,214,000	1,777,215,000

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$2,531,434,000	$1,615,214,000

The accompanying notes are an integral part of these financial statements.

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1.                                      DESCRIPTION OF PLAN

General—The Science Application International Corporation 401(k) Profit Sharing Plan (formerly Science Applications International Corporation Cash or Deferred Arrangement) (the “Plan”) is a defined contribution plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan consists of a deferred fund which is the fund in which assets acquired by the Plan in its function as a qualified Plan are held and accounted for. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Effective November 28, 2003, the Science Applications International Corporation Profit Sharing Retirement Plan merged with the Plan. As a result of the merger of the two plans, assets with a fair value on the date of merger totaling $516,123,000 were transferred to the Plan and the Plan has been renamed the Science Applications International Corporation 401(k) Profit Sharing Plan. The accompanying financial statements do not include the changes in net assets available for benefits of the Science Applications International Corporation Profit Sharing Retirement Plan prior to the effective date of the merger.

The authority to control and manage the operation and administration of the Plan is vested in the Science Applications International Corporation (“SAIC” or the “Company”) Retirement Plans Committee (the “Committee”) whose members are the named fiduciaries for purposes of Section 402(a) of ERISA.

Eligibility—Generally, employees of SAIC and its subsidiaries who have adopted the Plan are eligible to participate upon commencing employment, except for employees in groups designated as ineligible.

Contributions—The Plan permits participants to elect to defer up to 25% of their eligible compensation for the Plan year and to have such deferred amount contributed directly by the Company to the Plan. The Company, at its discretion, may make a matching contribution equal to a specified percentage of the aggregate amounts deferred by participants. The match is only provided on eligible participant deferrals of up to 10% of compensation. The Company contributes 50% of the first $2,000 of a participant’s annual deferred compensation and 15% of such deferred compensation above $2,000. The Company’s contribution is allocated 50% to Company stock and 50% according to the employees’ deferral elections. In addition, the Company, at its discretion, may make an additional contribution to the Plan for the benefit of non-highly compensated participants in order to comply with Section 401(k)(3) of the Internal Revenue Code. The Company made no additional contributions for the benefit of non-highly compensated participants during 2003 and 2002.

The Company’s contribution to the Plan is to be paid in cash unless the Company’s Board of Directors determines to make the contribution in shares of SAIC Class A Common Stock (“SAIC Common Stock”) or another form.  Contributions to the Plan cannot be in excess of the maximum amount deductible for federal income tax purposes.

Employees hired prior to January 1, 1995 are immediately eligible for the Company matching contributions. Employees hired on or after January 1, 1995, who have elected to participate, are eligible for Company matching contributions if they have attained age 18 and have both 12 calendar months of employment and 850 hours of service.

Investment Funds—As of December 31, 2003, participants could direct the investment of their contributions in any combination of 22 mutual funds. In October 2003, the Committee elected to freeze the Vanguard U.S. Growth Fund to new participant-directed contributions effective February 2004. In addition, participants may also invest in SAIC Common Stock via the SAIC Stock Purchase Fund which is a temporary holding fund designed to hold participant and Company contributions until the following SAIC common stock quarterly trade date. Pending the quarterly trade, the contributions are invested in the Vanguard Prime Money Market Fund. At each quarterly trade, balances from the fund are transferred into custom funds designed to hold SAIC Common Stock (the “SAIC Stock Funds”).

Participants may transfer their funds among investment options and change their future contribution allocations at any time under rules prescribed by the Committee.

Upon separation of service with SAIC, the Plan allows up to three years for participants to transfer their balances in either of the SAIC Stock Funds first to the Vanguard Prime Money Market Fund, then to any one or more of the mutual funds offered by the Plan. If no election is made, investments in the SAIC Stock Funds will transfer automatically to the Vanguard Prime Money Market Fund.

Participant Accounts—Each participant’s account is credited with participant deferrals and Company contributions in accordance with provisions of the Plan. A participant is entitled to the benefit that can be provided from the participant’s vested account balance.

Vesting—A participant’s interest in the employee deferral portion of the participant’s account is 100% vested at all times. A participant’s interest in Company contributions is 100% vested if the participant was hired prior to January 1, 1995. If the participant was hired on or after January 1, 1995, the participant’s interest in Company contributions vests at a rate of 20% per year in years one through five, becoming fully vested after five years of service, as defined. Participants are deemed fully vested upon reaching age 59½, permanent disability or death while employed by the Company. Forfeitures arising from participants withdrawing from the Plan prior to achieving 100% vesting are used to reduce the cost of the Company’s matching contribution. Plan forfeitures of $800,000 and $1,100,000 were used to reduce Company matching contributions in 2003 and 2002, respectively.

Participant Loans—Participants may borrow up to 50% of their vested account balance, up to a maximum of $50,000, excluding amounts invested in the SAIC Stock Funds.  Loan repayment periods may not exceed 56 months except loans used to acquire a principal residence, in which case the repayment period may not exceed 25 years.  The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator.   Principal and interest are collected ratably through payroll deductions.  Loans bear interest rates ranging from 5% to 11.5%, and have maturities from January 2004 through November 2028.

Distributions to Participants—Participants receive their vested account balance in a single lump sum payment in cash following their termination of employment with the Company, retirement date, permanent disability or in the event of death. A participant may make withdrawals from the Plan prior to attaining age 59½ only if the Plan determines that the participant is incurring financial hardship. After attaining age 59½, a participant may make withdrawals even if still employed by the Company.

Tax Status—The Company received its latest determination letter from the Internal Revenue Service dated October 3, 2001, indicating the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and is qualified and the related trust is tax-exempt.

Termination of the Plan—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, the participants become 100% vested in their accounts.

Related Party Transactions—Certain Plan investments are shares of mutual funds managed by The Vanguard Group, the Plan’s recordkeeper, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the recordkeeper for investment management services were $20,000 and $14,000 for the years ended December 31, 2003 and 2002, respectively.

2.                                      SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan’s financial statements are prepared on the accrual basis of accounting. Investment transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date.

Investment Valuation—Investments, except for SAIC Common Stock and participant loans, are carried at fair value based on quoted market prices. A general public market for the Company’s Common Stock does not exist; therefore, the price of the Common Stock is determined pursuant to a stock price formula and valuation process which includes input from an independent appraisal firm. Periodic determinations of the price of the Common Stock are made by the Board of Directors, with the input of the independent appraisal firm. The Board of Directors has the discretion to alter the valuation process.

The gains or losses realized on distributions of investments and the unrealized appreciation or depreciation are calculated as the difference between the fair market value and the fair market value of the investments at the beginning of the year, or purchase price if purchased during the year. As of December 31, 2003 and 2002, the fair value of the Company’s Class A Common Stock was $31.79 and $28.31 per share and the Plan held approximately 24,057,000 and 23,524,000 shares, respectively.

It is the policy of the Committee to keep the SAIC Stock Funds invested primarily in SAIC Common Stock, except for estimated reserves for use in distributions and investment exchanges by participants. Such reserves are held in short-term investments. If reserves in the SAIC Stock Funds are less than the amount required at any given time to make requested distributions and investment changes, investment exchanges out of the SAIC Stock Funds by participants may have to be deferred.

Participant loans are carried at the aggregate unpaid principal balance of loans outstanding which approximates fair value.

Benefits Payable—Benefit payments to participants are recorded upon distribution. Benefits payable to participants are not reflected in the accompanying financial statements. As of December 31, 2003 and 2002, net assets available for Plan benefits included $4,373,000 and $4,432,000, respectively, for participants who have elected to withdraw from the Plan but have not yet been paid.

Accounting Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results may differ from those estimates.

3.                                      INVESTMENT INFORMATION

The Plan’s investments are held in a trust fund. The fair values of the investments representing 5% or more of the Plan’s assets at December 31, 2003 and 2002 are separately identified below.

	2003		2002

Mutual funds:
Vanguard 500 Index Fund	$311,941,000	*	$156,758,000	*
Vanguard Windsor Fund	195,244,000	*	79,253,000	*
Vanguard Prime Money Market Fund	252,641,000	*	215,257,000	*
Other	953,282,000		466,065,000

Total mutual funds	1,713,108,000		917,333,000

SAIC Class A common stock	764,774,000	*	665,970,000	*
Participant loans	44,708,000		31,379,000

Total investments	$2,522,590,000		$1,614,682,000

* Represents 5% or more of the Plan’s assets at respective year-end.

During the years ended December 31, 2003 and 2002, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

	2003	2002

Mutual funds	$191,327,000	$(146,945,000)
SAIC Class A common stock	82,423,000	(94,578,000)

Net appreciation (depreciation) in fair value	$273,750,000	$(241,523,000)

The Plan invests in various securities as detailed above.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

4.                      NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets relating to the nonparticipant-directed SAIC Stock Fund is as follows:

	December 31,
	2003	2002

Investments, at fair value:
Non-participant directed SAIC Stock Fund	$224,299,000	$193,398,000

	Year Ended December 31,
	2003	2002

Changes in non-participant directed investments:
Net appreciation (depreciation) of investments	$24,480,000	$(26,404,000)
Distributions to participants	(6,977,000)	(3,001,000)
Transfers from other funds	13,398,000	2,958,000

Net increase (decrease) in non-participant directed investments	$30,901,000	$(26,447,000)

* * * * * *

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

401(k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

(a)	(b)	(c)	(d)		(e)
		Description of
		Investment Including
	Identity of Issue, Borrower, Lessor	Maturity Date, Rate			Current
	or Similar Party	of Interest, Collateral	Cost		Value

*	SAIC Class A common stock	Company Stock	$682,380,000	^	$764,774,000
*	Vanguard Total Bond Market Index Fund	Mutual Fund		**	114,939,000
*	Vanguard Short-Term Bond Index Fund	Mutual Fund		**	68,293,000
*	Vanguard 500 Index Fund	Mutual Fund		**	311,941,000
*	Vanguard Prime Money Market Fund	Mutual Fund		**	252,641,000
*	Vanguard Mid-Cap Index Fund	Mutual Fund		**	37,615,000
*	Vanguard Developed Markets Index Fund	Mutual Fund		**	3,012,000
*	Vanguard Windsor Fund	Mutual Fund		**	195,244,000
*	Vanguard International Growth Fund	Mutual Fund		**	60,644,000
*	Vanguard U.S. Growth Fund	Mutual Fund		**	94,011,000
	PIMCO Total Return Fund	Mutual Fund		**	42,126,000
*	Vanguard Small-Cap Index Fund	Mutual Fund		**	42,453,000
*	Vanguard LifeStrategy Conservative Growth Fund	Mutual Fund		**	119,985,000
*	Vanguard LifeStrategy Moderate Growth Fund	Mutual Fund		**	64,785,000
*	Vanguard LifeStrategy Growth Fund	Mutual Fund		**	69,188,000
	Dodge and Cox Stock Fund	Mutual Fund		**	123,079,000
	T. Rowe Price Mid-Cap Value Fund	Mutual Fund		**	37,676,000
	Long Leaf Partners Small-Cap Fund	Mutual Fund		**	29,352,000
	Morgan Stanley Dean Witter Institutional Emerging Markets A	Mutual Fund		**	6,319,000
	Morgan Stanley Institutional Fund: Focus Equity; Class B	Mutual Fund		**	1,632,000
	T. Rowe Price Mid-Cap Growth Fund;
	Advisor Class	Mutual Fund		**	12,813,000
*	Vanguard Explorer Fund	Mutual Fund		**	14,801,000
*	Vanguard PRIMECAP Fund	Mutual Fund		**	10,559,000
*	Participant loans	Interest rates from 5% to 11.5%; maturities from January 2004 through November 2028		**	44,708,000

	TOTAL INVESTMENTS				$2,522,590,000

*	Indicates party-in-interest to the Plan.
**	Not applicable-participant directed investment
^	Includes participant directed and nonparticipant-directed

Exhibit Index

Exhibit No.

23.1	Consent of Deloitte & Touche LLP